

June 17, 2014

Via E-mail
Mr. John Brawley
Chief Financial Officer
Miller Energy Resources, Inc.
9721 Cogdill Road, Suite 302
Knoxville, TN 37932

> **Re: Miller Energy Resources, Inc.**
> **Form 10-K for Fiscal Year Ended April 30, 2013**
> **Filed July 15, 2013**
> **Supplemental response dated June 6, 2014**
> **File No. 001-34732**

Dear Mr. Brawley:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended April 30, 2013

Exhibit 99.1

1.   Your response to comment 2 in our letter dated May 23, 2014 states: "To clarify our response to comments 6 and 7 in our letter dated May 19, 2014, fixed facility costs were allocated to PUD locations. The Ralph E. Davis & Associates, Inc. report of our proved reserves as of April 30, 2013 adopted a convention of allocating fixed facility costs to PDP wells until future net cash flows from such PDP wells would otherwise have gone negative. At such point, the fixed facility costs were then allocated to PUD wells. We do not believe this convention distorted the economic production limits because the PDP and PUD cash flows were allocated fixed facility costs at or prior to the points such PDP wells would have reached their economic production limits. Additionally, we do not believe this method impacts the PV-10 of our total proved reserves because it allocates

the same fixed costs from one category of proved reserves to another." Please provide us with an analysis supporting your assertion regarding the impact of the fixed facility cost allocation described in your response. As part of your response, describe the extent to which other approaches would have impacted your reserve estimates and PV-10 (e.g., by allocating costs to each property on the basis of annual hydrocarbon projected production, etc).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Ronald M. Winfrey, Petroleum Engineer at 202-551-3704 if you have questions regarding engineering comments or me at 202-551-3311 if you have any other questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief